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QC HOLDINGS, INC.

9401 Indian Creek Pkwy, Suite 1500

Overland Park, KS 66210

May 15, 2007

VIA EDGAR

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission, Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Jacobson:

On May 11, 2007, we received the SEC’s comment letter (dated May 3, 2007) with respect to staff review of our Annual Report on Form 10-K for the year ended December 31, 2006. Per my telephone conversation with you today, we have agreed to file our responses to staff comments by May 25, 2007. If you have any questions or need additional information please contact me at (913) 234-5154 or Doug Pittman at (913) 234-5212.

Sincerely,

/s/ Douglas E. Nickerson

Douglas E. Nickerson Chief Financial Officer

Cc:	Larry Spirgel, Assistant Director
Kyle	Moffatt, Accountant Branch Chief